Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 18, 2023
TO THE PROSPECTUS DATED APRIL 18, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 18, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2023;
•to disclose the calculation of our September 30, 2023 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended September 30, 2023, BREIT’s Class I NAV per share was $14.81 and Class I total return was (0.2%) (not annualized).1

On or around October 23, 2023, the Company expects to publish its Q3 2023 Update for stockholders which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

November 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2023 (and repurchases as of October 31, 2023) is as follows:

Transaction Price (per share)
Class S	$14.8031
Class I	$14.8127
Class T	$14.5752
Class D	$14.4814
Class C	$15.3038
The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

September 30, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since September 30, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2023 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $14.48, Class S NAV per share was $14.80, Class T NAV per share was $14.58 and Class C NAV per share was $15.30. BREIT’s Class D total return was (0.2%), Class S total return was (0.2%), Class T total return was (0.2%), and Class C total return was (0.1%) for September 2023.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2023 ($ and shares in thousands):

Components of NAV	September 30, 2023
Investments in real estate	$111,589,088
Investments in real estate debt	8,720,762
Investments in unconsolidated entities	11,365,291
Cash and cash equivalents	1,931,616
Restricted cash	735,897
Other assets	6,085,643
Mortgage notes, term loans, and revolving credit facilities, net	(60,827,420)
Secured financings on investments in real estate debt	(4,614,044)
Subscriptions received in advance	(41,167)
Other liabilities	(3,503,597)
Accrued performance participation allocation	—
Management fee payable	(68,963)
Accrued stockholder servicing fees(1)	(16,955)
Non-controlling interests in joint ventures	(5,392,369)
Net asset value	$65,963,782
Number of outstanding shares/units	4,458,693
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2023, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,582,028	$37,279,195	$920,615	$2,299,074	$31,151	$2,851,719	$65,963,782
Number of outstanding shares/units	1,525,500	2,516,715	63,163	158,761	2,035	192,519	4,458,693
NAV Per Share/Unit as of September 30, 2023	$14.8031	$14.8127	$14.5752	$14.4814	$15.3038	$14.8127
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.5%
Industrial	7.3%	5.9%
Net Lease	7.2%	5.7%
Hospitality	9.9%	9.1%
Data Centers	7.4%	6.2%
Self Storage	7.5%	6.1%
Office	6.8%	5.3%
Retail	7.3%	6.2%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.0%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(0.7)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.3%	+2.7%	+1.4%	+1.1%	+2.5%	+3.5%	+2.6%
(weighted average)	0.25% increase	(2.7)%	(3.0)%	(2.4)%	(1.3)%	(1.0)%	(2.3)%	(3.2)%	(2.4)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2023 ($ and shares in thousands):

Components of NAV	August 31, 2023
Investments in real estate	$114,791,305
Investments in real estate debt	8,830,219
Investments in unconsolidated entities	11,293,959
Cash and cash equivalents	2,478,685
Restricted cash	797,925
Other assets	5,706,238
Mortgage notes, term loans, and revolving credit facilities, net	(62,669,060)
Secured financings on investments in real estate debt	(4,622,434)
Subscriptions received in advance	(99,406)
Other liabilities	(4,131,081)
Accrued performance participation allocation	(247,678)
Management fee payable	(69,953)
Accrued stockholder servicing fees(1)	(17,684)
Non-controlling interests in joint ventures	(5,376,944)
Net asset value	$66,664,091
Number of outstanding shares/units	4,481,445
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2023, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,780,943	$37,780,070	$942,006	$2,318,144	$31,204	$2,811,724	$66,664,091
Number of outstanding shares/units	1,530,530	2,536,632	64,274	159,189	2,035	188,785	4,481,445
NAV Per Share/Unit as of August 31, 2023	$14.8843	$14.8938	$14.6561	$14.5622	$15.3302	$14.8938
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 746,110,139 shares of our common stock (consisting of 271,754,350 Class S Shares, 351,368,178 Class I Shares, 15,050,846 Class T Shares, and 107,936,765 Class D Shares) in the primary offering for total proceeds of $11.1 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 116,078,142 shares of our common stock (consisting of 50,129,482 Class S Shares, 52,140,941 Class I Shares, 2,612,271 Class T Shares, and 11,195,448 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $1.7 billion. As of September 30, 2023, our aggregate NAV was $66.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Prospectus Summary

The following disclosure supersedes and replaces the fifth paragraph under the question “Are there any risk involved in buying your shares?” in the Prospectus Summary and all other similar disclosure in the Prospectus:

We are dependent on the Adviser to conduct our operations, as well as the persons and firms the Adviser retains to provide services on our behalf. The Adviser will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Other Blackstone Accounts, the allocation of time of its investment professionals and the substantial fees that we will pay to the Adviser. During the year ended December 31, 2022, we incurred an annual management fee payable to the Adviser equal to 1.25% of NAV, totaling $837.7 million. As of December 31, 2022, we also accrued $1.5 million (representing 0.0022% of our NAV as of such date) for certain third-party expenses advanced on our behalf, as provided for under the Advisory Agreement.

Selected Information Regarding our Operations

The following disclosure supersedes and replaces the last sentence of the first paragraph of the section of the Prospectus titled “Selected Information Regarding our Operations—Related Party Transactions—Accrued Management Fee” and all other similar disclosure in the Prospectus:

During the years ended December 31, 2022, 2021 and 2020 the Company incurred annual management fees equal to 1.25% of NAV, totaling $837.7 million, $445.3 million and $224.8 million, respectively. Additionally, the Company reimburses the Adviser for certain third-party expenses advanced on its behalf, as provided for under the Advisory Agreement. As of December 31, 2022, the Company had accrued $1.5 million for such expenses (representing 0.0022% of the Company’s NAV as of such date).